UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G5753U112

(CUSIP Number)

Keith Lyon

Group General Counsel

Catalina Holdings (Bermuda) Ltd.

The Belvedere Building, 2nd Floor

69 Pitts Bay Road, Pembroke HM 08, Bermuda

Tel: +1 441 494 6350

With a Copy to:

Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: 212 909 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1.	NAME OF REPORTING PERSON CATALINA HOLDINGS (BERMUDA) LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 4,696,526
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,696,526
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Calculated based on the 84,718,837 aggregate number of Common Shares stated to be outstanding on May 10, 2020 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed April 2, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 14, 2018 and Amendment No. 2 to Schedule 13D filed on June 10, 2020 (as may be further amended or supplemented up to the date hereof, the “Schedule 13D”), by and on behalf of Catalina Holdings (Bermuda) Ltd., a Bermuda registered and domiciled holding company (“Catalina”), relating to the common shares, par value $0.01 per share (“Common Shares”), of Maiden Holdings, Ltd., a Bermuda registered and domiciled holding company (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Catalina beneficially owns in aggregate 4,696,526 Common Shares, which represent 5.54% of the outstanding Common Shares based on 84,718,837 Common Shares outstanding as of May 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

(b) Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 4,696,526 Common Shares.

(c) The following table lists all the transactions in Common Shares effected during the past sixty days by Catalina. All such transactions were effected on the open market.

Common Shares Sold	Price per Share ($)	Date of Sale
100,000	1.1500	April 30, 2020
13,677	1.3563	May 28, 2020
85,711	1.2655	May 29, 2020
29,682	1.2025	June 1, 2020
26,987	1.2002	June 2, 2020
16,900	1.2050	June 3, 2020
78,802	1.2050	June 4, 2020
185,723	1.2527	June 5, 2020
441,705	1.3070	June 8, 2020
100,882	1.2907	June 9, 2020
20,665	1.2846	June 10, 2020
154,902	1.3093	June 11, 2020
416,817	1.3343	June 12, 2020
103,409	1.3360	June 15, 2020
11,901	1.3219	June 16, 2020
44,261	1.2855	June 17, 2020
32,114	1.2663	June 18, 2020
83,317	1.2933	June 19, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

CATALINA HOLDINGS (BERMUDA) LTD.

By:	/s/ Brenda Lehmann
Name: Brenda Lehmann
Title: Alternate Director

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